Exhibit 99.3

PRO FORMA VALUATION UPDATE REPORT
BEACON FEDERAL BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
BEACON FEDERAL

East Syracuse, New York

Dated as Of:
July 30, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia  22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

July 30, 2007

Board of Directors
Beacon Federal
5000 Brittonfield Parkway
East Syracuse, New York  13057

Members of the Board of Directors:

          We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion of Beacon Federal (“Beacon Federal or the “Association”), a federally-chartered mutual savings association.

          On March 22, 2007, the Board of Directors of the Beacon Federal adopted a plan of conversion, incorporated herein by reference, in which the Association will convert from a federally-chartered mutual savings association to a federally-chartered stock savings association and become a wholly-owned subsidiary of Beacon Federal Bancorp, Inc., (“Beacon Federal Bancorp” or the “Company”) a newly formed Maryland corporation.  The Company will offer 100% of its common stock to qualifying depositors of Beacon Federal in a subscription offering and, if necessary, to members of the general public through a community or syndicated community offering.  Going forward, Beacon Federal Bancorp will own 100% of the Association’s stock, and the Association will initially be the Company’s sole subsidiary.  A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Association and the balance of the net proceeds will be retained by the Company.

          Pursuant to the plan of conversion, Beacon Federal Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

          This updated appraisal is furnished pursuant to the conversion regulations and valuation guidelines referenced in the May 25, 2007 original appraisal (“Original Appraisal”), incorporated herein by reference.  As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors
July 30, 2007

          This updated appraisal reflects the following developments since the Original Appraisal:  (1) Beacon Federal’s recent developments through June 30, 2007; (2) an updated comparison of Beacon Federal’s financial condition and operating results versus the Peer Group; and, (3) a review of stock market conditions since the date of the Original Appraisal, including the overall market for thrift stocks, the Peer Group and the new issue market for thrifts.

          The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

          Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.  RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

          1.          Recent Financial Results

                       Table 1 presents updated summary balance sheet and income statement details as of or for the 12 months ended June 30, 2007, in comparison to the March 31, 2007 financial data incorporated into the Original Appraisal.  Beacon Federal’s assets increased by $40.7 million, or 6.3%, during the quarter, primarily reflecting $55.1 million growth in loans.  The growth in loans receivable was due to continued active originations of residential, commercial and consumer loans.  A portion of the loan growth was funded by cash and cash equivalents, which decreased by $25.4 million during the quarter.  A portion of these funds were also placed into investment securities, mortgage-backed securities and FHLB stock, all of which increased in balance.  As a result of the above, the proportion of loans/assets increased from 86.0% to 88.9% at June 30, 2007.

                       Updated credit quality measures showed a decrease in non-performing assets (“NPAs”) from 0.19% of assets at March 31, 2007 to 0.11% of assets at June 30, 2007.  NPAs totaled $733,000 as of June 30, 2007, versus $1,229,000 at March 31, 2007.  The allowance for loan and lease losses (“ALLL”) totaled $5,755,000, or 0.93% of total loans as of June 30, 2007, a decrease from 0.95% of total loans as of March 31, 2007 as the relative growth in the loan portfolio exceeded additions to the reserve balance.

Board of Directors
July 30, 2007

Table 1
Beacon Federal
Recent Financial Data

	At March 31, 2007		At June 30, 2007

	Amount	% of Assets	Amount	% of Assets

	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$648,068	100.0%	$688,808	100.0%
Cash, cash equivs, int. bearing deps.	34,019	5.3	8,664	1.3
MBS	43,859	6.8	47,224	6.9
Investment securities	1,829	0.3	6,900	1.0
FHLB stock	3,807	0.6	5,252	0.8
Loans receivable, net	557,211	86.0	612,266	88.9
Fixed assets	3,912	0.6	3,943	0.6
Deposits	$519,567	80.2%	$540,278	78.4%
Borrowings	82,827	12.8	101,600	14.8
Total equity	44,708	6.9	45,304	6.6

	12 Mos. Ended 3/31/07		12 Mos. Ended 6/30/07

	Amount	% of Avg. Assets	Amount	% of Avg. Assets

	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$34,229	5.74%	$36,612	6.00%
Interest expense	(20,356)	(3.41)	(22,633)	(3.71)

Net interest income	$13,873	2.33%	$13,979	2.29%
Provisions for loan losses	(1,077)	(0.18)	(1,315)	(0.22)

Net interest income after provision	$12,796	2.15%	$12,664	2.07%
Non-interest operating income	$2,959	0.50%	$3,051	0.50%
Non-interest operating expense	(12,480)	(2.09)	(12,591)	(2.07)

Net operating income	$3,275	0.55%	$3,124	0.51%
Net gain/(loss) on sale of securities	$124	0.02%	$124	0.02%
Net gain/(loss) on sale of loans	(4)	(0.00)	(4)	(0.00)

Net non-operating income(loss)	$120	0.02%	$120	0.02%
Income before taxes	$3,395	0.57%	$3,244	0.53%
Income taxes	(1,591)	(0.27)	(1,563)	(0.26)

Net income	$1,804	0.30%	$1,681	0.27%

Sources:	Beacon Federal Bancorp’s preliminary prospectus, audited and unaudited financial statements, and RP Financial calculations.

Board of Directors
July 30, 2007

                       The asset growth during the quarter was funded by both increases in deposits and borrowings.  Total deposits increased from $519.6 million, or 80.2% of assets, at March 31, 2007, to $540.3 million, or 78.4% of assets, at June 30, 2007.  Deposit growth was recorded in all major deposit categories, as the Association continued to be successful in attracting additional retail deposits.  In order to meet funding needs, and pursuing a strategy of limiting, to the extent possible, deposit costs and offering rates, additional borrowings were taken down during the three months ended June 30, 2007 in the amount of $18.8 million.  Borrowings totaled $101.6 million as of June 20, 2007, and the additional borrowings had a variety of maturities extending out to a maximum of five years.

                       The Association’s equity ratio was leveraged during the quarter as the balance sheet growth exceeded equity growth.  Equity/assets equaled 6.6% as of June 30, 2007.

                       Beacon Federal’s operating results for the 12 months ended March 31, 2007 and June 30, 2007 are also set forth in Table 1.  The Association’s earnings and profitability declined during the most recent 12 month period, due primarily to higher loan loss provisions, higher operating expenses and a higher effective tax rate.

                       While the balance of net interest income increased in the most recent period given the balance sheet growth, the ratio to average assets declined slightly to 2.29% during the 12 months ended June 30, 2007.  The reduction in the net interest income ratio was the result of a narrower interest rate spread, due to a more significant increase in the cost of interest-bearing liabilities (“IBL”) relative to the yield earned on interest-earning assets (“IEA”).  The more significant increase in the Association’s interest expense ratio was attributable to the more immediate impact that higher short-term interest rates had on funding costs relative to asset yields, along with the greater use of higher costing borrowed funds.

                       Operating expenses increased in dollar amount for the most recent period reflecting higher expenses given the Association’s larger balance sheet and level of business operations.  Relative to average assets, operating expenses decreased to 2.07% for the 12 months ended June 30, 2007, given the strong asset growth during the most recent quarter.  Overall, the lower net interest income ratio and lower operating expense ratio resulted in an unchanged expense coverage ratio (net interest income divided by operating expenses) of 1.11x for the twelve months ended June 30, 2007 and March 31, 2007.

                       Non-interest operating income remained an earnings contributor, and there was a small increase in the most recent period.  The primary source of non-interest income is customer service fees (primarily on deposit accounts), along with commission income on the sale of insurance and investment products.  Non-interest operating income equaled 0.50% of average assets for both periods examined.

                       Overall, the updated efficiency ratio of 74.2% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly less favorable than the ratio of 73.9% as shown in the Original Appraisal.

Board of Directors
July 30, 2007

                       Higher loan loss provisions were established during the most recent 12 month period, equal to 0.22% of average assets, taking into account industry and portfolio trends.  As of June 30, 2007, the Association maintained valuation allowances of $5.8 million, equal to 0.93% of net loans receivable.

                       Net non-operating income for both trailing 12 month periods shown in Table 1 continued to include primarily gains on the sale of investment securities.  The net non-operating income of 0.02% of average assets during the 12 months ended June 30, 2007 remained consistent with the earlier period.

                       The Association’s effective tax rate increased from 46.9% during the 12 months ended March 31, 2007 to 48.2% during the 12 months ended June 30, 2007.  Beacon Federal’s marginal effective statutory tax rate approximates 39%.

          2.          Peer Group Financial Comparisons

                       Tables 2 and 3 present the financial characteristics and operating results for Beacon Federal, the Peer Group and all publicly-traded thrifts.  The Association’s information is based on the 12 months ended June 30, 2007, and the Peer Group’s ratios are based on financial results through March 31, 2007 (unless otherwise indicated).

                       In general, the comparative balance sheet ratios for the Association and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal.  Consistent with the Original Appraisal, the Association’s updated IEA composition reflected a higher concentration of loans and a lower concentration of cash and investments relative to the Peer Group.  Overall, the Association continued to maintain a higher ratio of IEA to assets than the Peer Group, at 98.8% and 96.1%, respectively, due in part to the balance of intangibles on the Peer Group’s balance sheet, on average.

                       The updated IBL ratio to assets did not change significantly from the Original Appraisal, with Beacon Federal’s ratio continuing to be higher at 93.2%, versus 88.5% for the Peer Group, reflecting its more leveraged tangible equity ratio of 6.6%, versus 10.0% for the Peer Group.  The Association’s borrowings/assets ratio increased during the quarter to 14.8% at June 30, 2007, reflecting the additional borrowings used to fund asset growth, and the Association’s borrowings level to assets continues to be lower than the Peer Group.  Overall, Beacon Federal’s updated IEA/IBL ratio equaled 106.0%, which remained below the comparable Peer Group ratio of 108.6%.  As discussed in the Original Appraisal, the additional capital realized from the offering should eliminate this disadvantage as the proceeds are reinvested in IEA.

                       Updated annual growth rates through June 30, 2007 (Beacon Federal’s rates reflect the last 18 months, annualized) continue to show stronger growth for the Association than for the Peer Group.  The Association’s loan growth continues to exceed the Peer Group average, reflecting the active lending operations.  Cash and investments were partially redeployed by the Peer Group to fund loan growth.

Board of Directors
July 30, 2007

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2007

		Balance Sheet as a Percent of Assets

		Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock

Beacon Federal Bancorp of NY
June 30, 2007		1.3%	8.6%	88.9%	78.4%	14.8%	0.0%	6.6%	0.0%	6.6%	0.0%
All Public Companies
Averages		4.6%	19.9%	69.9%	69.0%	17.0%	0.7%	12.1%	1.1%	11.0%	0.0%
Medians		3.2%	17.8%	70.2%	70.5%	15.4%	0.0%	10.6%	0.2%	9.0%	0.0%
State of NY
Averages		4.9%	19.5%	68.4%	70.8%	14.1%	0.7%	13.1%	2.0%	11.1%	0.0%
Medians		2.7%	23.2%	66.8%	70.3%	12.1%	0.0%	13.0%	0.3%	7.7%	0.0%
Comparable Group
Averages		5.0%	26.7%	64.4%	67.2%	21.0%	0.3%	10.5%	0.6%	10.0%	0.0%
Medians		2.1%	25.9%	64.4%	67.0%	19.1%	0.0%	8.9%	0.1%	7.8%	0.0%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	7.1%	19.2%	66.4%	70.9%	14.6%	1.0%	12.2%	4.1%	8.1%	0.0%
CEBK	Central Bancorp of Somerville MA(1)	1.0%	16.5%	80.1%	68.5%	22.8%	0.9%	7.2%	0.4%	6.8%	0.0%
ESBK	Elmira Savings Bank, FSB of NY	1.6%	32.7%	62.2%	77.9%	15.0%	0.0%	6.6%	0.1%	6.5%	0.0%
FSBI	Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%
HARL	Harleysville Savings Fin. Corp. of PA	1.1%	42.8%	52.4%	56.9%	35.9%	0.0%	6.4%	0.0%	6.4%	0.0%
HIFS	Hingham Institute for Savings of MA	2.9%	15.2%	78.8%	59.8%	32.1%	0.0%	7.5%	0.0%	7.5%	0.0%
LSBX	LSB Corp. of No. Andover MA	3.9%	40.0%	54.2%	55.0%	33.8%	0.0%	10.6%	0.0%	10.6%	0.0%
MASB	MassBank Corp. of Reading MA	26.7%	46.6%	24.4%	86.2%	0.0%	0.0%	13.1%	0.1%	13.0%	0.0%
ROME	Rome Bancorp, Inc. of Rome NY	2.6%	2.2%	88.1%	65.5%	7.7%	0.0%	25.1%	0.0%	25.1%	0.0%
THRD	TF Financial Corp. of Newtown PA	1.5%	18.5%	75.1%	73.3%	15.3%	0.0%	10.2%	0.7%	9.5%	0.0%

		Balance Sheet Annual Growth Rates							Regulatory Capital

		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.

Beacon Federal Bancorp of NY
June 30, 2007		21.38%	10.45%	22.94%	24.16%	16.58%	5.28%	5.28%	6.59%	6.59%	10.75%
All Public Companies
Averages		5.45%	-1.00%	8.58%	6.81%	-3.47%	4.36%	3.51%	10.81%	10.57%	17.52%
Medians		4.76%	-3.30%	7.23%	5.27%	-3.84%	3.81%	3.19%	9.37%	9.18%	14.55%
State of NY
Averages		5.07%	-9.14%	10.69%	5.37%	-6.37%	3.43%	3.02%	10.49%	10.35%	17.65%
Medians		5.09%	-9.68%	7.13%	4.92%	-3.05%	5.16%	5.11%	8.68%	8.55%	13.48%
Comparable Group
Averages		1.85%	-10.42%	7.55%	3.65%	-3.61%	3.09%	3.48%	12.64%	10.40%	17.72%
Medians		0.99%	-8.13%	8.60%	2.98%	-1.44%	5.10%	5.12%	11.32%	8.65%	14.05%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	-0.55%	8.38%	-3.89%	-3.14%	9.06%	0.20%	1.69%	9.60%	9.60%	14.41%
CEBK	Central Bancorp of Somerville MA(1)	5.33%	-13.78%	10.48%	7.69%	-0.14%	4.11%	4.36%	NA	NA	12.77%
ESBK	Elmira Savings Bank, FSB of NY	12.39%	11.95%	13.86%	21.41%	-16.74%	7.98%	8.57%	6.68%	6.68%	11.42%
FSBI	Fidelity Bancorp, Inc. of PA	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
HARL	Harleysville Savings Fin. Corp. of PA	-0.82%	-10.66%	7.98%	0.60%	-3.77%	2.61%	2.61%	NA	6.55%	13.68%
HIFS	Hingham Institute for Savings of MA	8.93%	8.18%	9.22%	9.44%	8.58%	6.14%	6.14%	NA	7.69%	13.03%
LSBX	LSB Corp. of No. Andover MA	2.54%	-16.28%	27.32%	1.55%	4.13%	5.87%	5.87%	NA	11.02%	16.86%
MASB	MassBank Corp. of Reading MA	-7.00%	-5.59%	-8.61%	-7.86%	NM	4.33%	4.37%	13.04%	13.04%	37.17%
ROME	Rome Bancorp, Inc. of Rome NY	-3.30%	-70.76%	5.52%	-3.62%	NM	-18.86%	-18.86%	21.23%	21.23%	28.90%
THRD	TF Financial Corp. of Newtown PA	-1.69%	-1.36%	-2.24%	4.40%	-27.30%	8.74%	9.53%	NA	NA	16.29%

(1)	Financial information is for the quarter ending December 31, 2006.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Board of Directors
July 30, 2007

                       Asset growth for both the Association and the Peer Group was primarily funded by deposit growth, at 24.2% and 3.7%, respectively.  The Association’s borrowings growth rate was higher than shown in the Original Appraisal due to the recent increase in borrowings, while the Peer Group continued to report a reduction in borrowings.  Beacon Federal’s updated tangible equity growth equaled 5.3%, while the Peer Group reported a lower increase in tangible equity.  As set forth in the Original Appraisal, the Peer Group’s minimal change in tangible equity reflected dividend payments, stock repurchases and other capital management strategies.  The stock offering will likely depress the Association’s tangible equity growth rate given the comparatively higher pro forma tangible equity ratio.

                       Table 3 displays comparative operating results for the most recent 12 months reported.  Updated profitability for the Association and the Peer Group equaled 0.27% and 0.58% of average assets, respectively.  Higher net interest income continued to support the Peer Group’s higher average return.

                       The Peer Group continued to maintain a net interest income ratio advantage relative to the Association (2.67% and 2.29%, respectively), largely due to a more favorable interest expense ratio.  In contrast, the Association enjoyed a lower operating expense ratio of 2.07% versus 2.18% for the Peer Group.  On balance, the Peer Group maintained a stronger expense coverage ratio than Beacon Federal, at 1.22x and 1.11x, respectively.

                       Non-interest operating income remained a larger source of earnings for Beacon Federal than for the Peer Group, as such income amounted to 0.50% and 0.43% of average assets, respectively.  Taking non-interest operating income into account in assessing efficiency, Beacon Federal’s updated efficiency ratio of 74.2% remains less favorable than the Peer Group’s average efficiency ratio of 70.3%.

                       Loan loss provisions continued to be a higher expense factor for the Association in comparison to the Peer Group, at 0.22% and 0.02% of average assets, respectively.

                       Net non-recurring income or losses remained a small component of profitability, as the Association reported net income equal to 0.02% of average assets and the Peer Group reported net losses equal to 0.08% of average assets.

                       Consistent with the Original Appraisal, the Association maintained a higher effective tax rate than the Peer Group.  Updated effective tax rates for the Association and the Peer Group equaled 48.18% and 29.70%, respectively.

                       As shown in Table 4, the Association’s non-performing assets/assets and non-performing loans/loans ratios equaled 0.11% and 0.10%, respectively.  Comparatively, non-performing assets/assets and non-performing loans/loans ratios for the Peer Group equaled 0.16% and 0.25%, respectively.  The Association’s updated reserve coverage ratio as percent of loans equaled 0.93%, which remained above the Peer Group’s ratio of 0.77%.

Board of Directors
July 30, 2007

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2007

			Net Interest Income					Other Income

		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income

Beacon Federal Bancorp of NY
June 30, 2007		0.27%	6.00%	3.71%	2.29%	0.22%	2.07%	0.00%	0.00%	0.50%	0.50%
All Public Companies
Averages		0.55%	5.76%	3.00%	2.76%	0.09%	2.66%	0.03%	0.00%	0.63%	0.65%
Medians		0.57%	5.69%	3.00%	2.73%	0.07%	2.65%	0.00%	0.00%	0.50%	0.51%
State of NY
Averages		0.67%	5.44%	2.55%	2.89%	0.02%	2.87%	0.03%	0.00%	0.74%	0.77%
Medians		0.76%	5.35%	2.57%	2.89%	0.01%	2.86%	0.00%	0.00%	0.57%	0.63%
Comparable Group
Averages		0.58%	5.47%	2.81%	2.67%	0.02%	2.65%	0.01%	0.00%	0.42%	0.43%
Medians		0.52%	5.64%	2.94%	2.62%	0.01%	2.58%	0.00%	0.00%	0.46%	0.48%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	0.45%	5.07%	2.48%	2.59%	0.04%	2.55%	0.08%	0.00%	0.60%	0.67%
CEBK	Central Bancorp of Somerville MA(1)	0.27%	5.78%	3.06%	2.72%	0.01%	2.71%	0.00%	0.00%	0.24%	0.24%
ESBK	Elmira Savings Bank, FSB of NY	0.47%	5.61%	2.85%	2.76%	-0.09%	2.85%	0.00%	0.00%	0.53%	0.53%
FSBI	Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%
HARL	Harleysville Savings Fin. Corp. of PA	0.47%	5.18%	3.59%	1.59%	0.00%	1.59%	0.00%	0.00%	0.19%	0.19%
HIFS	Hingham Institute for Savings of MA	0.63%	5.70%	3.42%	2.28%	0.04%	2.24%	0.00%	0.00%	0.25%	0.25%
LSBX	LSB Corp. of No. Andover MA	0.12%	5.68%	3.02%	2.66%	0.04%	2.62%	0.03%	0.00%	0.47%	0.50%
MASB	MassBank Corp. of Reading MA	0.85%	4.70%	2.32%	2.38%	0.01%	2.37%	0.00%	0.00%	0.29%	0.29%
ROME	Rome Bancorp, Inc. of Rome NY	1.12%	5.76%	1.25%	4.51%	0.01%	4.50%	0.00%	0.00%	0.65%	0.65%
THRD	TF Financial Corp. of Newtown PA	0.85%	5.75%	2.48%	3.27%	0.01%	3.26%	0.00%	0.00%	0.50%	0.51%

		G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
									MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread

Beacon Federal Bancorp of NY
June 30, 2007		2.07%	0.00%	0.02%	0.00%	6.06%	3.97%	2.09%	$6,150	48.18%
All Public Companies
Averages		2.51%	0.03%	0.03%	0.00%	6.12%	3.47%	2.65%	$5,615	32.22%
Medians		2.47%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,491	32.83%
State of NY
Averages		2.59%	0.04%	-0.03%	0.00%	5.88%	3.02%	2.86%	$5,579	32.65%
Medians		2.55%	0.00%	-0.01%	0.00%	5.82%	3.00%	3.01%	$4,157	32.27%
Comparable Group
Averages		2.18%	0.02%	-0.08%	0.01%	5.70%	3.13%	2.57%	$5,654	29.70%
Medians		2.36%	0.00%	0.02%	0.00%	5.84%	3.20%	2.50%	$5,542	33.42%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	2.53%	0.11%	-0.20%	0.00%	5.47%	2.86%	2.61%	$5,713	NM
CEBK	Central Bancorp of Somerville MA(1)	2.64%	0.00%	0.10%	0.00%	5.91%	3.32%	2.59%	NM	33.42%
ESBK	Elmira Savings Bank, FSB of NY	2.49%	0.03%	-0.23%	0.00%	5.87%	3.07%	2.80%	$4,179	25.13%
FSBI	Fidelity Bancorp, Inc. of PA	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$4,988	18.58%
HARL	Harleysville Savings Fin. Corp. of PA	1.19%	0.00%	0.02%	0.00%	5.36%	3.86%	1.50%	$8,879	22.23%
HIFS	Hingham Institute for Savings of MA	1.52%	0.00%	0.00%	0.00%	5.88%	3.72%	2.16%	$8,635	34.40%
LSBX	LSB Corp. of No. Andover MA	2.23%	0.00%	-0.68%	0.00%	5.81%	3.42%	2.40%	$5,542	36.37%
MASB	MassBank Corp. of Reading MA	1.42%	0.00%	0.07%	0.00%	4.86%	2.68%	2.18%	$6,420	34.52%
ROME	Rome Bancorp, Inc. of Rome NY	3.44%	0.00%	0.01%	0.00%	6.14%	1.76%	4.38%	$3,029	34.61%
THRD	TF Financial Corp. of Newtown PA	2.61%	0.01%	0.03%	0.00%	6.03%	2.79%	3.24%	$3,501	28.05%

(1) Financial information is for the quarter ending December 31, 2006.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Board of Directors
July 30, 2007

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2007 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans

		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Beacon Federal Bancorp of NY		0.02%	0.11%	0.10%	0.93%	957.57%	784.99%	$372	0.06%
All Public Companies
Averages		0.08%	0.55%	0.58%	0.84%	270.04%	207.31%	$372	0.11%
Medians		0.01%	0.34%	0.35%	0.80%	172.55%	123.62%	$60	0.03%
State of NY
Averages		0.01%	0.26%	0.31%	0.80%	327.43%	294.85%	$247	0.03%
Medians		0.00%	0.22%	0.28%	0.71%	198.49%	269.21%	$51	0.03%
Comparable Group
Averages		0.00%	0.16%	0.25%	0.77%	497.84%	302.31%	$50	0.01%
Medians		0.00%	0.14%	0.24%	0.69%	505.50%	373.45%	$10	0.00%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	0.00%	0.17%	0.24%	0.99%	223.15%	373.45%	$22	0.01%
CEBK	Central Bancorp of Somerville MA(1)	0.00%	0.06%	0.07%	0.84%	NA	NA	$3	0.00%
ESBK	Elmira Savings Bank, FSB of NY	0.00%	0.11%	0.08%	0.70%	813.37%	423.66%	$22	0.04%
FSBI	Fidelity Bancorp, Inc. of PA	0.02%	NA	0.53%	0.62%	108.38%	NA	$399	0.00%
HARL	Harleysville Savings Fin. Corp. of PA	0.00%	NA	NA	0.48%	787.85%	NA	$7	0.01%
HIFS	Hingham Institute for Savings of MA	0.00%	0.02%	0.03%	0.66%	840.50%	NA	$0	0.00%
LSBX	LSB Corp. of No. Andover MA	0.00%	0.19%	0.37%	1.42%	NA	407.66%	$3	0.00%
MASB	MassBank Corp. of Reading MA	0.00%	0.02%	0.07%	0.68%	933.78%	NA	$0	0.00%
ROME	Rome Bancorp, Inc. of Rome NY	0.00%	0.38%	0.41%	0.73%	172.55%	171.02%	$29	-0.01%
THRD	TF Financial Corp. of Newtown PA	0.00%	0.32%	0.43%	0.57%	103.13%	135.78%	$13	0.00%

(1) Financial information is for the quarter ending December 31, 2006.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Board of Directors
July 30, 2007

          3.          Stock Market Conditions

                       Since the date of the Original Appraisal, the broader stock market has followed a volatile trend.  Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China’s stock market.  Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June.  Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market.  However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July.  The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend.  The DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years.  On July 19, 2007, the DJIA crossed the 14,000 point level for the first time.  A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally.  After reaching these new highs in mid-July, the broader stock market has experienced a sharp downturn, declining by approximately 650 points from the July 19, 2007 close to July 30, 2007.  This decline was due to several factors, including implied profit-taking by investors, worries over the banking industry and the housing market, which could ultimately affect the entire economy.  Oil prices have also remained high, leading to further uncertainty.  On July 30, 2007, the DJIA closed at 13358.31, or 1.1% lower since the date of the Original Appraisal, and the NASDAQ closed at 2583.28, or 1.0% higher since the date of the Original Appraisal.

                       In contrast, thrift issues have declined in value since the Original Appraisal.  Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates.  A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates.  Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.  The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody’s announced plans to downgrade securities backed by subprime mortgages.  Bargain hunting and strength in the broader market supported a modest rebound in thrift stocks in mid-July, with the SNL Index reaching an interim high of 1644.34 on July 13, 2007.  However, continued adverse news about the housing market and delinquency levels nationwide, resulted in a noticeable decline in thrift industry pricing through July 26, 2007.  Further poor performance and potential bankruptcies of publicly traded mortgage banking companies also led to declines.  The broader market for all financial institution stocks was affected.  Indicative of this impact, on July 30, 2007, the SNL Index for all publicly-traded thrifts closed at 1,516.67, a decrease of 12.1% since the date of the Original Appraisal.

                       The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date.  The Peer Group’s updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices.  Since the date of the Original Appraisal,

Board of Directors
July 30, 2007

nine of the ten Peer Group companies were trading at lower prices as of July 30, 2007, with an average stock price decline of 8.6%.

                       The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples were relatively stable due to lower trailing 12 month earnings.  The Peer Group’s updated pricing measures continued to reflect similar P/E multiples and lower P/B and P/TB ratios than indicated for the comparable averages for all publicly-traded thrifts.

                       A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 5, based on market prices as of May 25, 2007 and July 30, 2007.  See Exhibit 1 for data as of July 30, 2007 regarding all publicly traded savings institutions.

                       As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                       The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial after market trading activity.  As shown in Table 6, two standard conversions, one second-step conversion and two mutual holding company offerings were completed during the past three months.  The standard conversion offerings are considered to be more relevant for our analysis, which were completed by Louisiana Bancorp, Inc. of Louisiana on July 10, 2007 and Quaint Oak Bancorp, Inc. of Pennsylvania on July 5, 2007.  Louisiana Bancorp’s offering resulted in gross proceeds of $63.5 million, which closed between the maximum and supermaximum of the offering range, while Quaint Oak Bancorp’s oversubscribed offering resulted in closing at the $13.9 million supermaximum of the offering range.

Board of Directors
July 30, 2007

Table 5
Beacon Federal Bancorp, Inc.
Market Pricing Characteristics

	At May 25, 2007		At July 30, 2007		% Change

Peer Group Average (Common to Both Dates)
Price/Earnings (x)	21.80	x	19.84	x	(9.0)%
Price/Core Earnings (x)	20.50		19.05		(7.1)
Price/Book (%)	128.97%		118.24%		(8.3)
Price/Tangible Book (%)	137.27		125.63		(8.5)
Price/Assets (%)	13.72		12.71		(7.4)
Avg. Mkt. Capitalization ($Mil)	$81.00		$75.49		(6.8)
Avg. Stock Price ($)	23.12		21.14		(8.6)
All Publicly-Traded Thrifts Average
Price/Earnings (x)	19.96	x	19.84	x	(0.6)%
Price/Core Earnings (x)	20.33		20.45		0.6
Price/Book (%)	144.46%		126.65%		(12.3)
Price/Tangible Book(%)	162.58		143.41		(11.8)
Price/Assets (%)	17.98		16.03		(10.9)
Avg. Mkt. Capitalization ($Mil)	$439.88		$387.69		(11.9)
Recent Conversions Average (1)
Price/Core Earnings (x)	32.71	x	29.46	x	(9.9)%
Price/Tangible Book (%)	94.59%		88.94%		(6.0)

(1)	Ratios are based on standard conversions completed for prior three months (two companies as of May 25, 2007 and as of July 30, 2007).

                       Louisiana Bancorp had pre-conversion assets of $216 million and a pre-conversion equity-to-assets ratio of 13.7%, while Quaint Oak Bancorp had pre-conversion assets of $61 million and a pre-conversion equity-to-assets ratio of 8.0%.  The pro forma valuation and offering results of Louisiana Bancorp reflected weakness given the continuing impact of Hurricane Katrina.  The average pro forma price/tangible book ratio at the closing value of these two offerings equaled 79.8% and the pro forma core price/earnings ratio at the closing value equaled 25.9 times.  The average trading price of these two institutions was 3.8% above the initial public offering (“IPO”) price after one day of trading and 3.0% lower than the IPO price as of July 30, 2007.

                       Although not directly comparable given their transaction structure, we believe it is useful to examine the market receptivity to other offering types.  In this regard, we note that Hometown Bancorp in New York, who completed their mutual holding company offering at the end of June 2007, has experienced a 7.5% decline in stock price despite the oversubscribed offering, while Beneficial Mutual Bancorp in PA, who completed their mutual holding company

Board of Directors
July 30, 2007

RP® Financial, LC.

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

			Pre-Conversion Data
											Contribution to Charitable Found.
Institutional Information			Financial Info.		Asset Quality		Offering Information

Institution	Conver. Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering

			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$216	13.74%	0.12%	852%	$63.5	100%	120%	2.3%	N.A.	N.A.
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$61	7.96%	1.46%	64%	$13.9	100%	132%	4.0%	N.A.	N.A.
Averages - Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.
Medians - Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.
Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.
Averages - Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.
Medians - Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.
Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07	BNCL-NASDAQ	$3,483	11.44%	0.50%	207%	$236.1	44%	132%	1.3%	C/S	500K/4.02%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$124	7.04%	0.39%	167%	$10.7	45%	132%	6.5%	N.A.	N.A.
Averages - Mutual Holding Company Conversions:			$1,804	9.24%	0.45%	187%	$123.4	45%	132%	3.9%	NA	NA
Medians - Mutual Holding Company Conversions:			$1,804	9.24%	0.45%	187%	$123.4	45%	132%	3.9%	NA	NA
Averages - All Conversions:			$967	10.47%	0.54%	272%	$92.8	69%	121%	3.5%	NA	NA
Medians - All Conversions:			$216	11.44%	0.39%	167%	$63.5	57%	132%	3.6%	NA	NA

			Insider Purchases

			% Off Incl. Fdn.					Pro Forma Data

Institutional Information			Benefit Plans				Initial Dividend Yield	Pricing Ratios(3)				Financial Charac.

Institution	Conver. Date	Ticker	ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.		P/TB	Core P/E		P/A	Core ROA	TE/A	Core ROE

			(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)		(%)	(%)	(%)	(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5	x	23.5%	0.7%	31.1%	2.4%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3	x	19.1%	0.9%	22.3%	4.2%
Averages - Standard Conversions:			8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9	x	21.3%	0.8%	26.7%	3.3%
Medians - Standard Conversions:			8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9	x	21.3%	0.8%	26.7%	3.3%
Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2	x	22.8%	0.8%	22.1%	3.8%
Averages - Second Step Conversions:			7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2	x	22.8%	0.8%	22.1%	3.8%
Medians - Second Step Conversions:			7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2	x	22.8%	0.8%	22.1%	3.8%
Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07	BNCL-NASDAQ	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9	x	20.2%	0.3%	12.2%	2.0%
Hometown Bancorp, Inc., NY	6/29/07	ABBC-NASDAQ	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9	x	16.6%	0.7%	13.1%	4.9%
Averages - Mutual Holding Company Conversions:			8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4	x	18.4%	0.5%	12.6%	3.5%
Medians - Mutual Holding Company Conversions:			8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4	x	18.4%	0.5%	12.6%	3.5%
Averages - All Conversions:			8.2%	4.1%	10.3%	4.0%	0.30%	88.5%	29.5	x	20.4%	0.7%	20.1%	3.5%
Medians - All Conversions:			8.0%	4.0%	10.0%	4.2%	0.00%	84.1%	27.2	x	20.2%	0.7%	22.1%	3.8%

				Post-IPO Pricing Trends

Institutional Information				Closing Price:

Institution	Conver. Date	Ticker	IPO Price	First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 7/30/07	% Change

			($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$10.00	$10.95	9.5%	$10.40	4.0%	$10.70	7.0%	$10.70	7.0%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.70	-13.0%	$8.70	-13.0%
Averages - Standard Conversions:			$10.00	$10.38	3.8%	$9.85	-1.5%	$9.70	-3.0%	$9.70	-3.0%
Medians - Standard Conversions:			$10.00	$10.38	3.8%	$9.85	-1.5%	$9.70	-3.0%	$9.70	-3.0%
Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Averages - Second Step Conversions:			$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Medians - Second Step Conversions:			$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.52	-4.8%	$9.43	-5.7%
Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07	BNCL-NASDAQ	$10.00	$9.21	-7.9%	$9.38	-6.2%	$9.28	-7.2%	$9.28	-7.2%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$10.00	$10.00	0.0%	$10.00	0.0%	$9.50	-5.0%	$9.25	-7.5%
Averages - Mutual Holding Company Conversions:			$10.00	$9.61	-4.0%	$9.69	-3.1%	$9.39	-6.1%	$9.27	-7.4%
Medians - Mutual Holding Company Conversions:			$10.00	$9.61	-4.0%	$9.69	-3.1%	$9.39	-6.1%	$9.27	-7.4%
Averages - All Conversions:			$10.00	$9.91	-0.9%	$9.78	-2.2%	$9.54	-4.6%	$9.47	-5.3%
Medians - All Conversions:			$10.00	$9.80	-2.0%	$9.84	-1.6%	$9.50	-5.0%	$9.28	-7.2%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.	(5)	Latest price if offering is more than one week but less than one month old.	(9)	Former credit union.
(2) As a percent of MHC offering for MHC transactions.	(6)	Mutual holding company pro forma data on full conversion basis.
(3) Does not take into account the adoption of SOP 93-6.	(7)	Simultaneously completed acquisition of another financial institution.
(4) Latest price if offering is less than one week old.	(8)	Simultaneously converted to a commercial bank charter.
				July 30, 2007

Board of Directors
July 30, 2007

offering on July 16, 2007, has experienced a 7.2% decline in stock price despite the oversubscribed offering.  Shifting to the most recent second step conversion offering, Abington Bancorp (“Abington”) in Pennsylvania, we note that the stock has declined from the offering price.  Abington closed their offering in late June 2007 just above the bottom of the range through a syndicate process, and as of July 30, 2007, their stock was trading 5.7% below the second step offering price.

                       Table 7 shows the current pricing ratios of the two recent conversions that are publicly-traded on NASDAQ or an Exchange and are fully-converted companies.  Based on closing market prices as of July 30, 2007, the average P/TB ratio of the three recent conversions equaled 88.94% compared to an average P/TB ratio of 143.71% for all publicly-traded thrifts.

Summary of Adjustments

          In the Original Appraisal, we made the adjustments shown in Table 8 to Beacon Federal’s pro forma value based upon our comparative analysis to the Peer Group:

          The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.  Accordingly, those parameters were not discussed further in this update.

Table 8
Beacon Federal Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

          The Bank’s financial performance declined somewhat over the most recent twelve month period, as trailing twelve month earnings declined.  The lower earnings were due to higher loan loss provisions, higher operating expenses and a higher effective tax rate.  The reduction in the net interest income ratio was the result of a narrower interest rate spread, due to a more

Board of Directors
July 30, 2007

Table 7
Market Pricing Comparatives
Prices As of July 30, 2007

		Market Capitalization		Per Share Data
						Pricing Ratios(3)
		Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share
						P/E		P/B	P/A	P/TB	P/Core

		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)
All Public Companies		$16.16	$387.69	$0.79	$13.45	19.84	x	126.65%	16.03%	143.71%	20.45	x
Special Selection Grouping(8)		$10.07	$149.28	$0.35	$11.48	29.46	x	88.94%	23.29%	88.94%	29.46	x
Comparable Group
Special Comparative Group(8)
ABBCD	Abington Bancorp, Inc. of PA	$9.43	$230.67	$0.37	$9.71	25.49	x	97.12%	21.50%	97.12%	25.49	x
LABC	Louisiana Bancorp, Inc. of LA	$10.70	$67.90	$0.32	$13.25	33.44	x	80.75%	25.09%	80.75%	33.44	x

					Financial Characteristics(6)
		Dividends(4)
								Reported		Core
		Amount/ Share		Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets
			Yield					ROA	ROE	ROA	ROE

		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies		$0.40	2.41%	35.10%	$3,069	12.69%	0.55%	0.56%	5.48%	0.55%	5.24%
Special Selection Grouping(8)		$0.09	0.95%	24.32%	$672	26.60%	0.28%	0.80%	3.11%	0.80%	3.11%
Comparable Group
Special Comparative Group(8)
ABBCD	Abington Bancorp, Inc. of PA	$0.18	1.91%	48.65%	$1,073	22.13%	0.28%	0.84%	3.81%	0.84%	3.81%
LABC	Louisiana Bancorp, Inc. of LA	$0.00	0.00%	0.00%	$271	31.07%	NA	0.75%	2.42%	0.75%	2.42%

(1)	Average of High/Low or Bid/Ask price per share.
(2)

EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8)	Includes Converted Last 3 Months (no MHC).

Source:

Corporate reports, offering circulars, and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors
July 30, 2007

significant increase in the cost of interest-bearing liabilities (“IBL”) relative to the yield earned on interest-earning assets (“IEA”).  The more significant increase in the Bank’s interest expense ratio was attributable to the more immediate impact that higher short-term interest rates had on funding costs relative to asset yields, along with higher use of borrowed funds.  Beacon Federal’s balance sheet expanded in the most recent three month period.

          The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market.  Specifically, the Peer Group’s average core earnings multiple is down in the range of 7% while the P/B and P/TB ratios have diminished by 8%-9%.  Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 12.1%.  The new issue market has also weakened as offerings such as Quaint Oak Bancorp’s standard conversion offering traded lower in the aftermarket, while Louisiana Bancorp traded up nominally, notwithstanding the pro forma price/tangible book ratio of 75.5%.  Abington Bancorp’s second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading.  Additionally, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY traded lower in aftermarket trading.  Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a “Moderate Downward” adjustment in this updated valuation from “No Adjustment” in our Original Appraisal.

Valuation Approaches

          In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Beacon Federal’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

          In computing the pro forma impact of the conversion and the related pricing ratios, we utilized updated balance sheet and income statement data for the Association as of or for the 12 months ended June 30, 2007.  Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach.  Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

          The Association will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares.  For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of

Board of Directors
July 30, 2007

such stock to the Association’s shareholders.  However, we have considered the impact of the Association’s adoption of SOP 93-6 in the determination of pro forma market value.

          Based on the foregoing, we have concluded that the pro forma market value should be revised downward to reflect the lower earnings and financial performance of the Bank, and the decline in market pricing of the Peer Group.  Therefore, as of July 30, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion is equal to $82,500,000 at the midpoint of the valuation range, equal to 8,250,000 shares at $10.00 per share.

          1.          P/E Approach.  In applying the P/E approach, we considered both reported earnings and a recurring, or “core”, earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds.  The Association’s reported earnings equaled $1,681,000 for the 12 months ended June 30, 2007.  In deriving Beacon Federal’s core earnings, as was done in the Original Appraisal, the adjustment made to reported earnings was to eliminate the $124,000 of gains on the sale of investment securities, and the minimal loss on the sale of loans recorded during the most recent 12 month period.  As shown below, on a tax-affected basis, assuming application of an effective marginal tax rate of 39%, the Association’s core earnings were determined to equal $1,607,000 for the 12 months ended June 30, 2007.  (Note:  see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 9
Beacon Federal Bancorp, Inc.
Derivation of Core Earnings

Trailing 12 Mos. Ended 6/30/07

($000)
Net income (as reported)	$1,681
Less: Net Gains on Sale of Investments/Loans(1)	(74)

Core earnings estimate	$1,607

(1) Tax effected at 39%.

                       Comparison to Peer Group Averages:  Based on Beacon Federal’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association’s updated reported and core P/E multiples at the $82.5 million midpoint value equaled 31.58 times and 32.49 times, respectively, providing for premiums of 59.2% and 70.6%, respectively, relative to the Peer Group’s average reported and core P/E multiples of 19.84 times and 19.05 times.  The Peer Group’s P/CE multiple as shown in Table 10 has been adjusted to exclude Central Bancorp of MA, whose ratio was “not meaningful” in the

Board of Directors
July 30, 2007

Original Appraisal.  In comparison, the Association’s pro forma reported and core price/earnings multiples at the midpoint value of the Original Appraisal were at premiums of 46.4% and 59.9%, respectively.  In comparison to the Peer Group’s average reported and core P/E multiples, the Association’s P/E multiples at the top of the superrange reflected premiums of 87.9% and 100.6% on a reported and core earnings basis, respectively.

                       Comparison to Peer Group Medians:  In comparison to the Peer Group’s median reported and core P/E multiples of 18.00 times and 17.02 times (as adjusted), respectively, the Association’s pro forma midpoint reported and core P/E ratios represent premiums of 75.4% and 90.9%, respectively.  At the top of the superrange, the Association’s reported and core P/E multiples equaled 37.27 times and 38.22 times, respectively.  In comparison to the Peer Group’s median reported and core P/E multiples, the Association’s P/E multiples at the top of the superrange reflected premiums of 107.1% and 124.6% on a reported and core earnings basis, respectively.

                       The implied premiums reflected in the Association’s pro forma reported and core P/E multiples take into consideration the Association’s resulting pro forma P/B and P/TB ratios.  The Association’s conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

          2.          P/B Approach.  The application of the P/B valuation method requires calculating the Association’s pro forma market value by applying valuation P/B and P/TB ratios, as derived from the Peer Group’s P/B and P/TB ratios to Beacon Federal’s pro forma book value and pro forma tangible book value.

                       Comparison to Peer Group Averages:  Based on the $82.5 million midpoint valuation, Beacon Federal’s updated pro forma P/B and P/TB ratios both equaled 71.23%.  In comparison to the average P/B and P/TB ratios for the Peer Group of 118.24% and 125.63%, respectively, the Association’s midpoint ratios reflected a discount of 39.8% on a P/B basis and a discount of 43.3% on a P/TB basis.  In comparison, the Association’s pro forma P/B and P/TB ratios at the midpoint value of the Original Appraisal were at discounts of 42.7% and 46.2%, respectively, to the Peer Group’s average P/B and P/TB ratios. At the top of the superrange, the Association’s P/B and P/TB ratios equaled 78.47%.  In comparison to the Peer Group’s average P/B and P/TB ratios, the Association’s P/B and P/TB ratios at the top of the superrange reflected discounts of 33.6% and 37.5%, respectively.

                       Comparison to Peer Group Medians:  In comparison to the median P/B and P/TB ratios for the Peer Group of 121.52% and 124.73%, respectively, the Association’s midpoint ratios reflected a discount of 41.4% on a P/B basis and 42.9% on a P/TB basis.  At the top of the superrange, the Association’s P/B and P/TB ratios both equaled 78.47%.  In comparison to the Peer Group’s median P/B and P/TB ratios, the Association’s P/B and P/TB ratios at the top of the superrange reflected discounts of 35.4% and 37.1%, respectively.

Board of Directors
July 30, 2007

Table 10
Public Market Pricing
Beacon Federal Bancorp of NY and the Comparables
As of July 30, 2007

		Market Capitalization		Per Share Data

				Core 12 Month EPS(2)	Book Value/ Share	Pricing Ratios(3)
		Price/ Share(1)	Market Value
						P/E		P/B	P/A	P/TB	P/Core

		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)
Beacon Federal Bancorp of NY
Superrange		$10.00	$109.11	$0.26	$12.74	37.27	x	78.47%	13.94%	78.47%	38.22	x
Maximum		$10.00	$94.88	$0.28	$13.35	34.38	x	74.93%	12.32%	74.93%	35.32	x
Midpoint		$10.00	$82.50	$0.31	$14.04	31.58	x	71.23%	10.86%	71.23%	32.49	x
Minimum		$10.00	$70.13	$0.34	$14.98	28.43	x	66.77%	9.37%	66.77%	29.30	x
All Public Companies(7)
Averages		$16.16	$387.69	$0.79	$13.45	19.84	x	126.65%	16.03%	143.71%	20.45	x
Medians		$13.63	$95.82	$0.50	$11.32	17.93	x	120.03%	13.01%	135.86%	18.43	x
All Non-MHC State of NY(7)
Averages		$14.24	$889.91	$0.76	$11.63	19.27	x	135.73%	15.51%	183.78%	18.28	x
Medians		$12.85	$398.42	$0.74	$11.73	16.00	x	129.90%	15.38%	173.58%	15.60	x
Comparable Group Averages
Averages		$21.14	$75.49	$1.15	$17.88	19.84	x	118.24%	12.71%	125.63%	20.57	x
Medians		$18.82	$69.67	$1.01	$16.26	18.00	x	121.52%	10.85%	124.73%	18.84	x
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	$13.43	$108.59	$0.65	$13.48	26.86	x	99.63%	12.19%	150.06%	20.66	x
CEBK	Central Bancorp of Somerville MA(1)	$23.62	$38.74	$0.69	$24.86	25.96	x	95.01%	6.85%	100.55%	34.23	x
ESBK	Elmira Savings Bank, FSB of NY	$20.88	$30.32	$1.54	$17.07	18.00	x	122.32%	8.06%	123.33%	13.56	x
FSBI	Fidelity Bancorp, Inc. of PA	$16.75	$50.08	$1.13	$15.45	12.14	x	108.41%	6.88%	115.28%	14.82	x
HARL	Harleysville Savings Fin. Corp. of PA	$15.15	$59.40	$0.89	$12.55	16.47	x	120.72%	7.78%	120.72%	17.02	x
HIFS	Hingham Institute for Savings of MA	$31.39	$66.52	$2.02	$24.80	15.54	x	126.57%	9.51%	126.57%	15.54	x
LSBX	LSB Corp. of No. Andover MA	$15.84	$72.82	$0.66	$12.89	NM		122.89%	13.01%	122.89%	24.00	x
MASB	MassBank Corp. of Reading MA	$34.35	$148.39	$1.60	$25.14	20.33	x	136.63%	17.92%	138.01%	21.47	x
ROME	Rome Bancorp, Inc. of Rome NY	$11.86	$98.92	$0.40	$9.13	28.93	x	129.90%	32.65%	129.90%	29.65	x
THRD	TF Financial Corp. of Newtown PA	$28.13	$81.16	$1.91	$23.39	14.35	x	120.27%	12.27%	128.98%	14.73	x

		Dividends(4)			Financial Characteristics(6)

								Reported		Core
		Amount/ Share		Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets
			Yield					ROA	ROE	ROA	ROE

		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Beacon Federal Bancorp of NY
Superrange		$0.00	0.00%	0.00%	$783	17.77%	0.09%	0.37%	2.11%	0.36%	2.05%
Maximum		$0.00	0.00%	0.00%	$770	16.44%	0.10%	0.36%	2.18%	0.35%	2.12%
Midpoint		$0.00	0.00%	0.00%	$759	15.25%	0.10%	0.34%	2.26%	0.33%	2.19%
Minimum		$0.00	0.00%	0.00%	$749	14.03%	0.10%	0.33%	2.35%	0.32%	2.28%
All Public Companies(7)
Averages		$0.40	2.41%	35.10%	$3,069	12.69%	0.55%	0.56%	5.48%	0.55%	5.24%
Medians		$0.32	2.34%	39.38%	$793	10.63%	0.35%	0.57%	4.67%	0.58%	4.74%
All Non-MHC State of NY(7)
Averages		$0.48	3.28%	44.20%	$5,830	12.21%	0.23%	0.69%	6.93%	0.71%	7.27%
Medians		$0.48	3.17%	51.06%	$2,941	13.20%	0.22%	0.74%	6.05%	0.74%	7.01%
Comparable Group Averages
Averages		$0.66	3.14%	48.32%	$638	10.54%	0.16%	0.58%	6.07%	0.63%	6.48%
Medians		$0.70	3.15%	45.72%	$681	8.86%	0.14%	0.52%	6.99%	0.61%	6.87%
Comparable Group
BFBC	Benjamin Franklin Bancorp Inc. of MA	$0.24	1.79%	36.92%	$891	12.23%	0.17%	0.45%	3.71%	0.58%	4.83%
CEBK	Central Bancorp of Somerville MA(1)	$0.72	3.05%	NM	$565	7.21%	0.06%	0.27%	3.76%	0.21%	2.85%
ESBK	Elmira Savings Bank, FSB of NY	$0.80	3.83%	51.95%	$376	6.59%	0.11%	0.47%	7.06%	0.63%	9.38%
FSBI	Fidelity Bancorp, Inc. of PA	$0.56	3.34%	49.56%	$728	6.34%	NA	0.57%	9.41%	0.46%	7.71%
HARL	Harleysville Savings Fin. Corp. of PA	$0.68	4.49%	NM	$764	6.44%	NA	0.47%	7.44%	0.46%	7.19%
HIFS	Hingham Institute for Savings of MA	$0.80	2.55%	39.60%	$699	7.51%	0.02%	0.63%	8.38%	0.63%	8.38%
LSBX	LSB Corp. of No. Andover MA	$0.56	3.54%	NM	$560	10.59%	0.19%	0.12%	1.13%	0.56%	5.32%
MASB	MassBank Corp. of Reading MA	$1.12	3.26%	70.00%	$828	13.11%	0.02%	0.85%	6.91%	0.81%	6.55%
ROME	Rome Bancorp, Inc. of Rome NY	$0.32	2.70%	NM	$303	25.14%	0.38%	1.13%	4.18%	1.10%	4.08%
THRD	TF Financial Corp. of Newtown PA	$0.80	2.84%	41.88%	$662	10.20%	0.32%	0.85%	8.74%	0.83%	8.52%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:

Corporate reports, offering circulars, and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors
July 30, 2007

                       RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value, and the resulting premium pricing ratios indicated under the earnings approach.

          3.          P/A Approach.  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Association’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein.  At the midpoint of the valuation range, Beacon Federal’s updated P/A value equaled 10.86% of pro forma assets.  Comparatively, the Peer Group companies exhibited average and median P/A ratios of 12.71% and 10.85%, which implies a discount of 14.6% to the Peer Group average and a 0.1% premium to the Peer Group median.  These ratios compare to a discount of 9.7% to the Peer Group average and a premium of 6.5% to the Peer Group median as outlined in the Original Appraisal.

Valuation Conclusion

          We have concluded that the Association’s estimated pro forma market value should be decreased since the date of the Original Appraisal.

Board of Directors
July 30, 2007

          Accordingly, it is our opinion, as of July 30, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $82,500,000 at the midpoint, equal to 8,500,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $70,125,000 and a maximum value of $94,875,000.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 7,012,500 at the minimum and 9,487,500 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $109,106,250 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 10,910,625.  The pro forma valuation calculations relative to the Peer Group are shown in Table 10 and are detailed in Exhibits 3 and 4.

Respectfully submitted,
RP® FINANCIAL, LC.

William E. Pommerening
CEO and Managing Director

James J. Oren
Senior Vice President